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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 9)*

                      CHICAGO RIVET & MACHINE CO., (CRV)
-------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Shares, $1.00 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 168088 10 2
-------------------------------------------------------
                                (CUSIP Number)

             c/o Walter W. Morrissey, 1301 W. 22nd St., Ste. 401,
                      Oak Brook, IL 60523, 630/571-1300
-------------------------------------------------------------------------------
 (Name, Address and Telephone number of Person Authorized to Receive Notices and Communications)

                               February 4, 1998
           -------------------------------------------------------
           (Date of event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acuisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting benefical ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information with would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
--------------------------                                    -----------------
CUSIP No.:  168088 10 2                                       Page 2 of 6 Pages
--------------------------                                    -----------------
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JOHN A. MORRISSEY (SS# ###-##-####)
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

         Not Applicable
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
       PURSUANT TO ITEMS 2(d) OR 2(e)

         Not Applicable
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
  NUMBER OF
   SHARES                  92,570
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8      SHARED VOTING POWER
    EACH
 REPORTING                 -0-
  PERSON         --------------------------------------------------------------
   WITH          9      SOLE DISPOSITIVE POWER

                           92,570
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                           -0-
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         92,570
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [ ]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

         In
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    2 of 6

                                 SCHEDULE 13D
--------------------------                                    -----------------
CUSIP No.:  168088 10 2                                       Page 3 of 6 Pages
--------------------------                                    -----------------
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WALTER W. MORRISSEY (SS# ###-##-####)
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

         Not Applicable
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
       PURSUANT TO ITEMS 2(d) OR 2(e)

         Not Applicable
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
  NUMBER OF
   SHARES                  84,120
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8      SHARED VOTING POWER
    EACH
 REPORTING                 -0-
  PERSON         --------------------------------------------------------------
   WITH          9      SOLE DISPOSITIVE POWER

                           84,120
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                           -0-
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         84,120
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [ ]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

         In
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    3 of 6

                               AMENDMENT NO. 9
                                     TO
                                SCHEDULE 13D
                              FEBRUARY 4, 1998

     This Amendment No. 9 to Schedule 13D ("Statement") amends the Schedule 13D with respect to the Common Shares, $1.00 par value (the "Shares"), of Chicago Rivet & Machine Co. (the "Company") filed by John A. Morrissey and Walter W. Morrissey on or about January 9, 1986 with the Securities and Exchange Commission, as modified by Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed on December 19, 1989, by Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed on April 30, 1991, by Amendment No. 3 to Schedule 13D ("Amendment No. 3") filed on October 11, 1994, by Amendment No. 4 to Schedule 13D ("Amendment No. 4") filed on May 10, 1995, by Amendment No. 6 to Schedule 13D ("Amendment No. 6") filed on February 8, 1997, by Amendment No. 7 to Schedule 13D filed on March 31, 1997 ("Amendment No. 7") and by Amendment No. 8 to Schedule 13D filed August 25, 1997.

ITEM 1. SECURITY AND ISSUER.

        Item No. 1 is amended and restated in its entirety as follows:

     The class of equity securities to which this "Statement" relates is the class of Common Shares, $1.00 par value (the "Shares") of Chicago Rivet & Machine Co., an Illinois Corporation (the "Company"), the principal executive offices of the Company are located at 901 Frontenac Road, P.O. Box 3061, Naperville, Illinois 60566.


ITEM 2. IDENTITY AND BACKGROUND.

        No Change.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No Change.

ITEM 4. PURPOSE OF TRANSACTION.

        No Change.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


     Item 5 is amended and restated to the extent set forth below on behalf of reporting persons John A. Morrissey and Walter W. Morrissey as follows:

     (a) and (b) This section is being restated to reflect the 2-for-1 stock split that occurred on September 19, 1997. As of the date of filing this "Statement", John A. Morrissey beneficially owns 92,570 Shares with sole voting and dispositive power, consisting of 88,452 Shares registered in his own name, 4,000 Shares registered in the name of his spouse in which he disclaims any beneficial interest and voting and dispositive power, and 118 Shares owned by an adult family member in which he disclaims any beneficial interest and voting and dispositive power, for a total of 92,570 shares, or approximately 7.9% of the outstanding shares.

     As of the date of filing this Statement, Walter W. Morrissey beneficially owns, 84,120 Shares with sole voting and dispositive power or approximately 7.2% of the outstanding shares.

     There is no change to the remainder of Paragraphs (a) and (b) of Item 5.

     (c).  No Change.

     (d).  No Change.

     (e)   No Change.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No Change.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is amended to add the following Exhibit:

     Exhibit "1" - Agreement to File Amendment No. 9 to Schedule 13D between John A. Morrissey and Walter W. Morrissey.

                                 SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: February 4, 1998

                                        /s/ John A. Morrissey
                                        -----------------------------------
                                        John A. Morrissey

                                        /s/ Walter W. Morrissey
                                        -----------------------------------
                                        Walter W. Morrissey

                                 EXHIBIT "1"

                       AGREEMENT TO FILE SCHEDULE 13D


     The persons named below hereby agree to file one Schedule 13D with respect to their respective Common Shares of Chicago Rivet & Machine Co. reported in such Schedule. Such persons qualify for a single filing in accordance with the requirements of Rule 13D-1(f).

DATED: February 4, 1998


                                        /s/ John A. Morrissey
                                        -----------------------------------
                                        John A. Morrissey

                                        /s/ Walter W. Morrissey
                                        -----------------------------------
                                        Walter W. Morrissey



























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